

New York Stock Exchange
11 Wall Street
New York, NY 10005

January 28, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 7.00% Series C Cumulative Redeemable Preferred Stock, Liquidation Preference $25.00 per Share of ARMOUR Residential REIT, Inc. under the Exchange Act of 1934.

Sincerely,

Bes Sawyer